June 8, 2006


Mr. Hirokazu Nara
Director and Principal Financial Officer, Kubota Corp.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 Japan


Re:	Kubota Corporation
Form 20-F for the fiscal year ended March 31, 2005
      File No. 1-07294

Dear Mr. Nara:

      We have reviewed your response to our letter dated May 9 and have the following comments. We ask that you respond by June 22, 2006.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 13. Supplemental Expense Information - Loss (Gain) from
Disposal
and Impairment of Business and Fixed Assets, page 46

1. We note your response letter dated May 11, 2006 in which you indicate that you will be filing an amended 20-F for the period ended
March 31, 2005. Prior to filing that amendment, please provide us with a sufficiently detailed analysis of SFAS 144 so that we may understand the appropriateness of your conclusion the subsidiary that operated the golf course should be reflected as a discontinued operation as of March 31, 2005 while the subsidiary that operated a rental computer service business should not be reflected as a discontinued operation.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne
Baker,
Assistant Chief Accountant, at (202) 551-3691 or to the undersigned at
(202) 551-3768.


Sincerely,



John Cash
Branch Chief
Mr. Nara
Kubota Corp.
June 8, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE